Exhibit 99.4

ASML - Summary U.S. GAAP Consolidated Statements of Operations 1,2

	Three months ended,		Twelve months ended,
(in millions EUR, except per share data)	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013

Net system sales	1,085.3	1,441.2	4,242.8	3,993.1
Net service and field option sales	408.7	407.1	1,613.5	1,252.2

Total net sales	1,494.0	1,848.3	5,856.3	5,245.3

Total cost of sales	(837.1)	(1,042.6)	(3,259.9)	(3,068.1)

Gross profit	656.9	805.7	2,596.4	2,177.2

Other income	20.2	17.2	81.0	64.4
Research and development costs	(268.0)	(253.1)	(1,074.1)	(882.0)
Selling, general and administrative costs	(79.4)	(90.0)	(321.1)	(311.7)

Income from operations	329.7	479.8	1,282.2	1,047.9

Interest and other, net	(2.6)	(3.5)	(8.6)	(24.4)

Income before income taxes	327.1	476.3	1,273.6	1,023.5

Benefit from (provision for) income taxes	(22.3)	4.8	(77.0)	(8.0)

Net income	304.8	481.1	1,196.6	1,015.5

Basic net income per ordinary share	0.70	1.09	2.74	2.36
Diluted net income per ordinary share [3]	0.70	1.08	2.72	2.34

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	434.1	442.0	437.1	429.8
Diluted [3]	436.7	445.7	439.7	433.4

ASML - Ratios and Other Data 1,2

	Three months ended,			Twelve months ended,
(in millions EUR, except otherwise indicated)	Dec 31, 2014		Dec 31, 2013	Dec 31, 2014		Dec 31, 2013

Gross profit as a percentage of net sales	44.0		43.6	44.3		41.5
Income from operations as a percentage of net sales	22.1		26.0	21.9		20.0
Net income as a percentage of net sales	20.4		26.0	20.4		19.4
Income taxes as a percentage of income before income taxes	6.8		(1.0)	6.0		0.8
Shareholders’ equity as a percentage of total assets	61.6		60.1	61.6		60.1
Sales of systems (in units)	35		56	136		157
Average selling price of system sales (EUR millions)	31.0		25.7	31.2		25.4
Value of systems backlog (EUR millions)	2,772	[4]	1,953	2,772	[4]	1,953
Systems backlog (in units)	82	[4]	56	82	[4]	56
Average selling price of systems backlog (EUR millions)	33.8	[4]	34.9	33.8	[4]	34.9
Value of booked systems (EUR millions)	1,387	[4]	1,449	4,902	[4]	4,644
Net bookings (in units)	51	[4]	52	157	[4]	166
Average selling price of booked systems (EUR millions)	27.2	[4]	27.9	31.2	[4]	28.0
Number of payroll employees in FTEs	11,318		10,360	11,318		10,360
Number of temporary employees in FTEs	2,754		2,865	2,754		2,865

ASML - Summary U.S. GAAP Consolidated Balance Sheets 1,2

(in millions EUR)	Dec 31, 2014	Dec 31, 2013

ASSETS
Cash and cash equivalents	2,419.5	2,330.7
Short-term investments	334.9	679.9
Accounts receivable, net	1,052.5	878.3
Finance receivables, net	196.1	250.5
Current tax assets	43.9	32.3
Inventories, net	2,549.8	2,393.0
Deferred tax assets	159.5	124.4
Other assets	390.0	336.5

Total current assets	7,146.2	7,025.6

Finance receivables, net	55.3	46.0
Deferred tax assets	28.8	139.5
Other assets	444.8	298.6
Goodwill	2,357.5	2,088.6
Other intangible assets, net	723.8	697.6
Property, plant and equipment, net	1,447.5	1,217.8

Total non-current assets	5,057.7	4,488.1

Total assets	12,203.9	11,513.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	2,888.8	2,868.7

Long-term debt	1,149.9	1,070.2
Deferred and other tax liabilities	237.3	364.7
Provisions	3.6	4.6
Accrued and other liabilities	411.7	283.1

Total non-current liabilities	1,802.5	1,722.6

Total liabilities	4,691.3	4,591.3

Total shareholders’ equity	7,512.6	6,922.4

Total liabilities and shareholders’ equity	12,203.9	11,513.7

ASML - Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,		Twelve months ended,
(in millions EUR)	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	304.8	481.1	1,196.6	1,015.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	62.5	67.5	254.6	228.7
Impairment	0.5	9.9	10.5	13.1
Loss on disposal of property, plant and equipment	1.4	1.7	3.5	2.8
Share-based payments	13.1	17.9	63.4	52.4
Allowance for doubtful receivables	(0.2)	(0.1)	0.1	1.1
Allowance for obsolete inventory	40.3	52.4	162.8	164.9
Deferred income taxes	(1.2)	(17.3)	(59.1)	(22.7)
Changes in assets and liabilities	(12.0)	(91.3)	(607.2)	(401.6)

Net cash provided by (used in) operating activities	409.2	521.8	1,025.2	1,054.2

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(127.9)	(77.7)	(358.3)	(210.8)
Purchase of intangible assets	—	—	(3.0)	(4.0)
Purchase of available for sale securities	(25.0)	(255.0)	(504.7)	(904.9)
Maturity of available for sale securities	229.9	237.6	849.8	1,195.0
Acquisition of subsidiaries (net of cash acquired)	—	—	—	(443.7)

Net cash provided by (used in) investing activities	77.0	(95.1)	(16.2)	(368.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(268.0)	(216.1)
Purchase of shares	(229.0)	(163.7)	(700.0)	(300.0)
Net proceeds from issuance of shares	15.5	10.2	39.7	31.8
Net proceeds from issuance of notes	—	—	—	740.4
Repurchase of notes	—	—	—	(368.3)
Repayment of debt	(0.8)	(1.2)	(4.1)	(4.1)
Tax benefit from share-based payments	1.2	1.3	4.0	3.2

Net cash provided by (used in) financing activities	(213.1)	(153.4)	(928.4)	(113.1)

Net cash flows	273.1	273.3	80.6	572.7

Effect of changes in exchange rates on cash	1.6	(3.8)	8.2	(9.6)

Net increase (decrease) in cash and cash equivalents	274.7	269.5	88.8	563.1

ASML - Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1,2

(in millions EUR, except per share data)	Dec 31, 2014	Sep 28, 2014	Three months ended, Jun 29, 2014	Mar 30, 2014	Dec 31, 2013

Net system sales	1,085.3	884.5	1,243.0	1,030.0	1,441.2
Net service and field option sales	408.7	437.7	400.6	366.5	407.1

Total net sales	1,494.0	1,322.2	1,643.6	1,396.5	1,848.3

Total cost of sales	(837.1)	(744.1)	(891.7)	(787.0)	(1,042.6)

Gross profit	656.9	578.1	751.9	609.5	805.7

Other income	20.2	20.3	20.3	20.2	17.2
Research and development costs	(268.0)	(260.1)	(266.9)	(279.1)	(253.1)
Selling, general and administrative costs	(79.4)	(76.9)	(79.9)	(84.9)	(90.0)

Income from operations	329.7	261.4	425.4	265.7	479.8

Interest and other, net	(2.6)	(2.0)	(1.4)	(2.6)	(3.5)

Income before income taxes	327.1	259.4	424.0	263.1	476.3

Benefit from (provision for) income taxes	(22.3)	(15.4)	(25.3)	(14.0)	4.8

Net income	304.8	244.0	398.7	249.1	481.1

Basic net income per ordinary share	0.70	0.56	0.91	0.57	1.09
Diluted net income per ordinary share [3]	0.70	0.56	0.90	0.56	1.08

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	434.1	436.1	438.5	440.0	442.0
Diluted [3]	436.7	439.0	441.6	443.5	445.7

ASML - Quarterly Summary Ratios and other data 1,2

(in millions EUR, except otherwise indicated)	Dec 31, 2014		Sep 28, 2014	Three months ended, Jun 29, 2014	Mar 30, 2014	Dec 31, 2013

Gross profit as a percentage of net sales	44.0		43.7	45.7	43.6	43.6
Income from operations as a percentage of net sales	22.1		19.8	25.9	19.0	26.0
Net income as a percentage of net sales	20.4		18.5	24.3	17.8	26.0
Income taxes as a percentage of income before income taxes	6.8		5.9	6.0	5.3	(1.0)
Shareholders’ equity as a percentage of total assets	61.6		60.5	59.6	60.0	60.1
Sales of systems (in units)	35		30	31	40	56
Average selling price of system sales (EUR millions)	31.0		29.5	40.1	25.8	25.7
Value of systems backlog (EUR millions)	2,772	[4]	2,406	1,763	1,939	1,953
Systems backlog (in units)	82	[4]	65	46	47	56
Average selling price of systems backlog (EUR millions)	33.8	[4]	37.0	38.3	41.3	34.9
Value of booked systems (EUR millions)	1,387	[4]	1,397	1,048	1,070	1,449
Net bookings (in units)	51	[4]	47	29	30	52
Average selling price of booked systems (EUR millions)	27.2	[4]	29.7	36.1	35.7	27.9
Number of payroll employees in FTEs	11,318		11,076	10,786	10,582	10,360
Number of temporary employees in FTEs	2,754		2,771	2,820	2,867	2,865

ASML - Quarterly Summary U.S. GAAP Consolidated Balance Sheets 1,2

(in millions EUR)	Dec 31, 2014	Sep 28, 2014	Jun 29, 2014	Mar 30, 2014	Dec 31, 2013

ASSETS
Cash and cash equivalents	2,419.5	2,144.8	2,111.0	2,398.1	2,330.7
Short-term investments	334.9	539.8	599.7	599.7	679.9
Accounts receivable, net	1,052.5	961.2	1,085.6	832.2	878.3
Finance receivables, net	196.1	255.9	297.3	298.6	250.5
Current tax assets	43.9	76.7	94.0	92.1	32.3
Inventories, net	2,549.8	2,676.8	2,615.5	2,547.7	2,393.0
Deferred tax assets	159.5	144.2	108.6	118.5	124.4
Other assets	390.0	362.2	378.6	353.9	336.5

Total current assets	7,146.2	7,161.6	7,290.3	7,240.8	7,025.6

Finance receivables, net	55.3	119.3	46.4	46.2	46.0
Deferred tax assets	28.8	115.8	126.2	129.1	139.5
Other assets	444.8	349.9	347.9	330.2	298.6
Goodwill	2,357.5	2,264.9	2,116.1	2,092.7	2,088.6
Other intangible assets, net	723.8	712.7	686.5	688.1	697.6
Property, plant and equipment, net	1,447.5	1,372.4	1,275.1	1,231.2	1,217.8

Total non-current assets	5,057.7	4,935.0	4,598.2	4,517.5	4,488.1

Total assets	12,203.9	12,096.6	11,888.5	11,758.3	11,513.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	2,888.8	2,926.0	3,065.2	2,957.5	2,868.7
Long-term debt	1,149.9	1,137.4	1,118.4	1,097.3	1,070.2
Deferred and other tax liabilities	237.3	304.7	318.0	318.8	364.7
Provisions	3.6	4.0	4.1	4.4	4.6
Accrued and other liabilities	411.7	400.4	302.4	323.4	283.1

Total non-current liabilities	1,802.5	1,846.5	1,742.9	1,743.9	1,722.6

Total liabilities	4,691.3	4,772.5	4,808.1	4,701.4	4,591.3

Total shareholders’ equity	7,512.6	7,324.1	7,080.4	7,056.9	6,922.4

Total liabilities and shareholders’ equity	12,203.9	12,096.6	11,888.5	11,758.3	11,513.7

ASML - Quarterly Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

(in millions EUR)	Dec 31, 2014	Sep 28, 2014	Three months ended, Jun 29, 2014	Mar 30, 2014	Dec 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	304.8	244.0	398.7	249.1	481.1

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	62.5	60.4	67.0	64.7	67.5
Impairment	0.5	3.6	2.5	3.9	9.9
Loss on disposal of property, plant and equipment	1.4	0.9	0.5	0.7	1.7
Share-based payments	13.1	13.7	13.5	23.1	17.9
Allowance for doubtful receivables	(0.2)	0.1	0.1	0.1	(0.1)
Allowance for obsolete inventory	40.3	35.8	45.2	41.5	52.4
Deferred income taxes	(1.2)	(39.0)	11.0	(29.9)	(17.3)
Changes in assets and liabilities	(12.0)	(105.3)	(340.1)	(149.8)	(91.3)

Net cash provided by (used in) operating activities	409.2	214.2	198.4	203.4	521.8

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(127.9)	(84.2)	(70.7)	(75.5)	(77.7)
Purchase of intangible assets	—	—	(3.0)	—	—
Purchase of available for sale securities	(25.0)	(110.0)	(174.9)	(194.8)	(255.0)
Maturity of available for sale securities	229.9	169.9	175.0	275.0	237.6
Acquisition of subsidiaries (net of cash acquired)	—	—	—	—	—

Net cash provided by (used in) investing activities	77.0	(24.3)	(73.6)	4.7	(95.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(268.0)	—	—
Purchase of shares	(229.0)	(171.1)	(154.9)	(145.0)	(163.7)
Net proceeds from issuance of shares	15.5	10.6	8.1	5.5	10.2
Net proceeds from issuance of notes	—	—	—	—	—
Repurchase of notes	—	—	—	—	—
Repayment of debt	(0.8)	(1.2)	(1.0)	(1.1)	(1.2)
Tax benefit from share-based payments	1.2	0.9	1.9	—	1.3

Net cash provided by (used in) financing activities	(213.1)	(160.8)	(413.9)	(140.6)	(153.4)

Net cash flows	273.1	29.1	(289.1)	67.5	273.3

Effect of changes in exchange rates on cash	1.6	4.7	2.0	(0.1)	(3.8)

Net increase (decrease) in cash and cash equivalents	274.7	33.8	(287.1)	67.4	269.5

Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation

The accompanying summary consolidated financial statements are stated in millions of euros (“EUR”) unless otherwise indicated. ASML follows accounting principles generally accepted in the United States of America (“US GAAP”). On May 30, 2013, we acquired 100% of the issued share capital of Cymer Inc., financial information presented in the summary consolidated financial statements include Cymer Inc. as of that date. Further disclosures, as required under US GAAP in annual reports, are not included in the summary consolidated financial statements.

Use of estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of ASML Holding N.V. and all of its subsidiaries and the variable interest entity in which ASML is the primary beneficiary (referred to as “ASML”). All intercompany profits, balances and transactions have been eliminated in the consolidation. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50 percent of the voting rights.

Revenue recognition

In general, ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

In connection with the introduction of new technology, such as EUV, we initially defer revenue recognition until acceptance of the new technology based system and completion of installation at the customer’s premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 15 years, has occurred on only two occasions: 2000 (TWINSCAN) and 2010 (EUV).

The main portion of ASML’s revenue is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. For each of the specified deliverables ASML determines the selling price by using either vendor specific objective evidence (‘VSOE’), third party evidence (‘TPE’) or by best estimate of the selling price (‘BESP’). When we are unable to establish relative selling price using VSOE or TPE, ASML uses BESP in its allocation of arrangement consideration. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

For our NXE:3300B systems, we are unable to determine VSOE for prepaid extended, enhanced (optic) warranty contracts and installation. We determined for NXE:3300B systems that BESP is the appropriate reference in the fair value hierarchy for prepaid extended and enhanced (optic) warranty contracts. We review selling prices periodically and maintain internal controls over the establishment and updates of these elements.

Foreign currency risk management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly dominated in euros, to a certain extent in US dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

ASML – Reconciliation US GAAP – IFRS 1,2

Net income	Three months ended,			Twelve months ended,
(in millions EUR)	Dec 31, 2014	Dec 31, 2013		Dec 31, 2014	Dec 31, 2013

Net income based on U.S. GAAP	304.8	481.1		1,196.6	1,015.5
Development expenditures (see Note 1)	83.6	28.4		194.3	189.0
Share-based payments (see Note 2)	0.9	1.8		5.0	4.0
Income taxes (see Note 3)	(4.3)	(4.6)		22.4	(14.7)

Net income based on IFRS	385.0	506.7		1,418.3	1,193.8

Shareholders’ equity	Dec 31,	Sep 28,	Jun 29,	Mar 30,	Dec 31,
(in millions EUR)	2014	2014	2014	2014	2013

Shareholders’ equity based on U.S. GAAP	7,512.6	7,324.1	7,080.4	7,056.9	6,922.4
Development expenditures (see Note 1)	792.1	702.3	646.9	610.2	582.7
Share-based payments (see Note 2)	21.0	20.7	20.1	26.0	27.0
Income taxes (see Note 3)	40.2	43.8	33.7	18.7	12.7

Equity based on IFRS	8,365.9	8,090.9	7,781.1	7,711.8	7,544.8

Notes to the reconciliation from US GAAP to IFRS

Note 1 Development expenditures

Under US GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.

Note 2 Share-based Payments

Under US GAAP, ASML applies ASC 718 “Compensation - Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under US GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our financial statements.

Under IFRS, ASML applies IFRS 2, “Share-based Payments”. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and shares granted to its employees. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

Note 3 Income taxes

Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, “Income Taxes”. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected trends, systems backlog, IC unit demand, expected financial results, including expected or potential sales, other income, gross margin and expenses, tool orders and expected shipment of tools, productivity of our tools and systems performance, including TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, the development of EUV technology and the number of EUV systems expected to be shipped and timing of shipments, our proposed dividend for 2014 and our intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with the Cymer acquisition and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

[1]	These financial statements are unaudited.
[2]	Numbers have been rounded.
[3]

The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

[4]

Our systems backlog and net bookings include sales orders for which written authorizations have been accepted and shipment and/or revenue recognition is expected within 12 months. As of Q4 2014 we also include EUV in our backlog starting with our NXE:3350B systems. As a result, two NXE:3350B systems are now included in our systems backlog and net bookings. Before Q4 2014, our systems backlog and net bookings include only sales orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned. This change has no impact on the comparative figures.